Filed by Phillips Petroleum Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                    Subject Company:  Phillips Petroleum Company
                                                   Commission File No. 001-00720

On April 9, 2001, Phillips Petroleum Company issued the following press release.

                              * * * *

The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed Phillips/Tosco merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Phillips' and Tosco's businesses will not be integrated successfully; costs related to the merger; failure of the Phillips or Tosco stockholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting Phillips' and Tosco's businesses generally as set forth in Phillips' and Tosco's filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, and their Current Reports on Form 8-K. Phillips and Tosco are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS AMENDED, REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION BECAUSE IT CONTAINS IMPORTANT INFORMATION. The joint proxy statement/prospectus, as amended, was filed with the Securities and Exchange Commission by Phillips on March 6, 2001. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as amended, and other documents filed by Phillips and Tosco with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus, as amended, and these other documents may also be obtained for free from Phillips and Tosco. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING
THE MERGER.

Phillips, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Phillips stockholders in favor of the issuance of Phillips common stock in connection with the merger. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of Phillips stockholders in connection with the Phillips/Tosco merger is set forth in Phillips' proxy statement for its 2001 annual meeting, filed with the SEC on March 29, 2001, and additional information is set forth in the definitive proxy statement/prospectus.

                                      * * * *

                                                 PHILLIPS PETROLEUM COMPANY
                                                 Media Relations
     [NEWS GRAPHIC]                              Bartlesville, Oklahoma 74004
                                                 www.phillips66.com/newsroom
--------------------------------------------------------------------------------
                                                                 [PHILLIPS LOGO]
--------------------------------------------------------------------------------

CONTACTS:                                        FOR IMMEDIATE RELEASE
                                                 ---------------------
Kristi DesJarlais (media)     918-661-6117
Howard Thill (investors)      918-661-4757


                          PHILLIPS RECEIVES FTC REQUEST
               FOR ADDITIONAL INFORMATION ABOUT TOSCO ACQUISITION

BARTLESVILLE, Okla., April 9, 2001 --- Phillips Petroleum Company [NYSE: P] today said that it has received from the Federal Trade Commission (FTC) a request for additional information and documentary material regarding its proposed acquisition of Tosco Corporation [NYSE: TOS]. The company is continuing to work closely with the FTC staff.

As previously announced, the acquisition is expected to close by the end of the third quarter of 2001, pending expiration of the Hart-Scott-Rodino waiting period, a favorable vote by both Phillips and Tosco shareholders - scheduled for April 11, and other customary closing conditions.

                                    - # # # -







      CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS
             OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS ABOUT PHILLIPS' PROPOSED ACQUISITION OF TOSCO'S REFINING AND MARKETING BUSINESSES. WHERE, IN ANY FORWARD-LOOKING STATEMENT, THE COMPANY EXPRESSES AN ESTIMATE, POTENTIAL EXPECTATION OR BELIEF AS TO FUTURE RESULTS, SUCH EXPECTATION OR BELIEF IS EXPRESSED IN GOOD FAITH AND BELIEVED TO HAVE A REASONABLE BASIS. HOWEVER, THERE CAN BE NO ASSURANCE THAT THE STATEMENT OF EXPECTATION OR BELIEF WILL RESULT OR BE ACHIEVED. THE ACTUAL RESULTS MAY BE AFFECTED BY A VARIETY OF RISKS, WHICH COULD CAUSE THE STATED EXPECTATION OR BELIEF TO DIFFER MATERIALLY. SOME OF THE IMPORTANT RISK FACTORS, BUT NOT NECESSARILY ALL SUCH FACTORS THAT MAY CAUSE EXPECTATIONS OR RESULTS TO DIFFER, ARE: THE ABILITY TO CONSUMMATE THE PROPOSED ACQUISITION AND OBTAIN REQUIRED REGULATORY OR THIRD-PARTY CONSENTS AND APPROVALS; REQUIRED DISPOSITION OF ASSETS, IF ANY; ACHIEVEMENT OF MARKETING ESTIMATES; AND INTEGRATION OF PERSONNEL AND COMPANY BUSINESS SYSTEMS AND OPERATIONS. ADDITIONAL INFORMATION CAN BE FOUND IN THE COMPANY'S REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). COPIES OF THESE FILINGS ARE AVAILABLE FREE BY CALLING PHILLIPS AT 918-661-3700 OR BY LOGGING ON TO THE COMPANY'S WEB SITE HTTP://WWW.PHILLIPS66.COM.